FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

Commission File Number: 1-14646

Sinopec Beijing Yanhua Petrochemical Company Limited

(Translation of registrant’s name into English)

No.1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b):82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

Dated: December 10, 2004	By:	/s/ WANG YONGJIAN
	Name:	Wang Yongjian
	Title:	Chairman of the Board

Exhibit Index

a.	An announcement of Sinopec Beijing Yanhua Petrochemical Company Limited, published on newspapers on December 10, 2004.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 325)

ANNOUNCEMENT

The board (the “Board”) of directors of Sinopec Beijing Yanhua Petrochemical Company Limited (the “Company”) notes an increase in the trading volume of the H shares of the Company on 9 December 2004. It wishes to state that it is not aware of any reason for such increase. It also wishes to confirm that preliminary discussion is currently taking place in relation to a possible restructuring of the Company.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

The Board notes an increase in the trading volume of the H shares of the Company on 9 December 2004. It wishes to state that it is not aware of any reason for such increase.

It also wishes to confirm that discussion is currently taking place in relation to a possible restructuring of the Company (the “Discussion”). The Discussion is at a preliminary stage and a restructure may or may not be proceeded with. The Board will issue further announcement(s) if and when there is any major development.

Save as disclosed above, the Board confirms that there are no negotiations or agreements which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), neither is the Board aware of any matters discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Shareholders of the Company and potential investors should exercise caution when dealing in the H shares of the Company.

By order of the Board
Zhou Quansheng
Company Secretary

9 December 2004

Beijing, the People’s Republic of China

*As at the date of the announcement, the Board comprises of Mr. Wang Yongjian ( Chairman), Mr. Yang Qingyu (Vice-chairman) and Mr. Xu Hongxing (General Manager) as executive directors, Ms. Wang Yuying, Mr. Wang Ruihua, Mr. Cui Guoqi and Mr. Xiang Hanyin as non-executive directors, and Mr. Zhang Yanning, Mr. Liu Haiyan and Mr. Yang Xuefeng as independent non-executive directors.